Via Facsimile and U.S. Mail
Mail Stop 6010

August 2, 2006

Mr. Brian M. O'Hara
President and Chief Financial Officer
XL Capital Ltd.
XL House, One Bermudiana Road
Hamilton, Bermuda HM 11
Cayman Islands

Re: XL Capital Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 7, 2006
File No. 001-10804

Dear Mr. O'Hara:

We have completed our review of your Form 10-K and have no further comment
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief